UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Uxin Limited

File No. 5-90751 - CF#37115

Cathay Rong IV Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Schedule 13D filed on December 26, 2018 relating to its beneficial ownership of Class A Ordinary Shares of Uxin Limited.

Based on representations by Cathay Rong IV Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 99.2	through December 26, 2023
Exhibit 99.5	through December 26, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary